UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

InterPrivate III Financial Partners Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

46064R 106

(CUSIP Number)

Ahmed Fattouh
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019
(212) 920-0125

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46064R 106

1	NAMES OF REPORTING PERSONS InterPrivate Acquisition Management III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,926,250 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,926,250 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,926,250 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The securities are held directly by InterPrivate Acquisition Management III LLC (the “Sponsor”). InterPrivate Capital LLC is the managing member of the Sponsor, InterPrivate LLC is the managing member of InterPrivate Capital LLC, and Ahmed Fattouh is the managing member of InterPrivate LLC. Ahmed Fattouh has sole voting and investment discretion with respect to the common stock held of record by the Sponsor. Mr. Fattouh disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	The Sponsor owns (i) 6,348,750 shares of Class B common stock of the Issuer, which are convertible for shares of the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253189) and have no expiration date and (ii) 577,500 shares of Class A common stock included in 577,500 private placement units.

(3)	Excludes 115,500 shares of Class A common stock issuable upon the exercise of 115,500 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253189).

(4)	Based on 23,325,000 shares Class A common stock and 6,468,750 shares of Class B common stock outstanding as of March 9, 2021.

CUSIP No. 46064R 106

1	NAMES OF REPORTING PERSONS Ahmed Fattouh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,926,250 (1)(2)(3)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,926,250 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,926,250 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The securities are held directly by the Sponsor. InterPrivate Capital LLC is the managing member of the Sponsor, InterPrivate LLC is the managing member of InterPrivate Capital LLC, and Ahmed Fattouh is the managing member of InterPrivate LLC. Ahmed Fattouh has sole voting and investment discretion with respect to the common stock held of record by the Sponsor. Mr. Fattouh disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	The Sponsor owns (i) 6,348,750 shares of Class B common stock of the Issuer, which are convertible for shares of the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253189) and have no expiration date and (ii) 577,500 shares of Class A common stock included in 577,500 private placement units

(3)	Excludes 115,500 shares of Class A common stock issuable upon the exercise of 577,500 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253189).

(4)	Based on 23,325,000 shares Class A common stock and 6,468,750 shares of Class B common stock outstanding as of March 9, 2021.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.0001 par value (“Class A common stock”), of InterPrivate III Financial Partners Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Item 2. Identity and Background.

(a)	This statement is filed by: (i) the Sponsor and (ii) Ahmed Fattouh, a natural person (“Fattouh” and collectively with the Sponsor, the “Reporting Persons”).

(b)	The address of the principal business and/or principal office of each of the Reporting Persons is 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. Fattouh is the Chief Executive Officer and a Director of the Issuer.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Fattouh is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. Purpose of Transaction.

Founder Shares

In January 2021, the Sponsor paid $25,000 to cover certain of the Issuer’s offering costs in exchange for 5,750,000 shares of Class B common stock (the “founder shares”). On February 4, 2021, the Sponsor transferred 30,000 founder shares to each of Gordy Holterman, Rich McGinn, John McCoy and an estate planning vehicle managed by Howard Newman, resulting in the Sponsor holding 5,630,000 founder shares. On March 4, 2021, the Issuer effected a 1:1.125 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 6,348,750 founder shares.

The founder shares will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of shares of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial business combination and any private placement units issued to the Sponsor or the Issuer’s officers or directors upon conversion of working capital loans, provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Sponsor Private Placement Units Purchase Agreement

On March 9, 2021, the Sponsor purchased from the Issuer an aggregate of 577,500 (the “private placement units”) pursuant to the terms of a private placement units purchase agreement, dated as of March 4, 2021 (the “Sponsor Private Placement Units Purchase Agreement”). Each private placement unit consists of one share of Class A common stock and one-fifth of one warrant (the “private placement warrants”), each whole warrant exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation to purchase one share of Class A common stock, at an exercise price of $11.50 per whole share. The private placement warrants are identical to the warrants included in the units sold by the Issuer in its initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Issuer, (ii) may not (including the shares of Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Issuer’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

The foregoing description of the Sponsor Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Sponsor Private Placement Units Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On March 4, 2021, the Sponsor and Fattouh agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to their founder shares and any shares of Class A common stock included in the units sold in the Issuer's initial public offering ("public shares") owned by them, if any, in connection with the completion of the Issuer’s initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if the Issuer has not consummated an initial business combination within 24 months from the closing of its initial public offering or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the Issuer’s trust account with respect to their founder shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Issuer’s initial public offering (including in open market and privately-negotiated transactions) in favor of the Issuer’s initial business combination.

The founder shares, private placement warrants and forward purchase securities and any Class A common stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or saleable (i) in the case of the founder shares, (A) with resepct to 50% of such share, for a period ending on the earlier of the one-year anniversary of the date of the consummation of the Issuer’s initial business combination and the date on which the closing price of the Class A common equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the consummation of the Issuer’s initial business combination, and (B) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the consummation of the Issuer’s initial business combination, or, in either case, earlier if, subsequent to the Issuer’s initial business combinatrion, the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Class A common stock for cash, securities or other property and (ii) in the case of the private placement units and any Class A common stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination except in each case (a) to the Issuer’s officers, directors, advisors or consulatants, any affiliate or family member of any of the Issuer’s officers or directors, any affiliate of the Sponsor or to any member of the Sponsor or any of their respective affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (g) in the event of the Issuer’s liquidation prior to the consummation of its initial business combination; or (h) in the event that, subsequent to the Issuer’s consummation of an initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; provided, however, that in the case of clauses (a) through (f), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, members of the Issuer’s management team or their affiliates may, but is not obligated to, loan to the Issuer funds as may be required. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On March 4, 2021, the Issuer, the Sponsor and the other holders named therein entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and the other holders registration rights with respect to the founder shares, private placement units and the Class A common stock underlying such private placement units and warrants that may be issued upon conversion of working capital loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The common stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of common stock from time to time and, subject to certain restrictions, may dispose of any or all of the common stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares of common stock and/or warrants, selling some or all of its stock and/or warrants, engaging in pledging, short selling of or any hedging or similar transaction with respect to the common stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase the Issuer’s common stock and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Sponsor Private Placement Warrants Purchase Agreement, dated March 4, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 9, 2021).
2	Letter Agreement, dated March 4, 2021, by and among the Issuer, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 9, 2021).
3	Registration Rights Agreement, dated March 4, 2021, by and among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 9, 2021).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2021

InterPrivate Acquisition Management III LLC

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	Managing Member of InterPrivate LLC, the Manager of InterPrivate Captial LLC

Ahmed Fattouh

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh